Exhibit 99.2

Stock Option Exchange Program

Frequently Asked Questions (FAQ)

General Information

The following Frequently Asked Questions (“FAQ”) was prepared to address common questions that you may have about Gogo’s proposed stock option exchange program (the “Option Exchange Program”), which remains subject to stockholder approval.

Even if our stockholders approve the Option Exchange Program, the Board of Directors (“Board”) or the Compensation Committee of the Board (“Compensation Committee”) may still later determine not to implement the program. The information in this FAQ is provided as of March 13, 2020 and does not contain complete details about the Option Exchange Program. Additional information about the proposed Option Exchange Program will be available in our preliminary proxy statement that we expect to file with the Securities and Exchange Commission (“SEC”) next week and will be available in our definitive proxy statement once it is filed with the SEC. For access to the preliminary proxy statement and to the definitive proxy statement once each of them is filed, please visit http://investor.gogoair.com or www.sec.gov. Due to SEC regulations, Gogo cannot advise you as to whether or not it will make sense for you to participate in the Option Exchange Program.

Frequently Asked Questions

1. What is a stock option?

A stock option is a right to buy a share of Gogo stock at a set price (also known as the strike or exercise price) for a specified period of time. The right to buy the share may continue into the future, but the purchase price is fixed when the stock option is granted.

2. What is the Option Exchange Program?

At Gogo, long-term equity incentive compensation has been a critical part of our total compensation program for key employees motivating our employees to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of Gogo shares, ultimately creating an alignment among our employees and our stockholders.

Due to the significant decline of our stock price over the last few years, many employees now hold stock options with exercise prices significantly higher than the current market price of Gogo common stock (known as “underwater” stock options). The Option Exchange Program is a voluntary, one-time opportunity for eligible employees to surrender certain outstanding underwater stock options in exchange for a lesser amount of new stock options with an exercise price equal to the share price on the date of the grant. The number of new stock options would be determined using exchange ratios determined by our Compensation Committee using a Black-Scholes option pricing model intended to ensure that outstanding underwater stock options having a similar range of values are treated in the same manner.

Gogo LLC

Stock Option Exchange Program — Frequently Asked Questions

March 13, 2020

3. Who would be eligible to participate in the Option Exchange Program?

We anticipate that the Option Exchange Program would be open to all U.S. and international employees who hold eligible stock options. Although we intend to include all eligible employees located outside the United States, Gogo may exclude certain eligible employees if, for any reason, the Compensation Committee believes that their participation would be illegal, inadvisable or impractical. The Option Exchange Program will not be open to non-employee Board members.

4. What options would be eligible for exchange under the Option Exchange Program?

To be eligible for exchange, a stock option grant would have to:

(a)	have an exercise price that is at least 150% of the closing price of our common stock on the date of commencement of the Option Exchange Program; and

(b)	have an expiration date on or after September 1, 2020.

Using the above criteria, we anticipate that most of the stock option grants awarded in 2011 through 2019 could potentially be eligible for the Option Exchange Program, including annual stock option grants.

5. When would the Option Exchange Program take place?

If our stockholders approve the Option Exchange Program, Gogo intends to commence the Option Exchange Program as soon as practicable after the 2020 annual meeting. From the time the Option Exchange Program commences, eligible employees will be given at least 20 business days to make an election to exchange their eligible stock options. New stock option grants will be granted on the closing date of the exchange period. The Board retains the authority, in its sole discretion, to determine not to implement the Option Exchange Program even if stockholder approval is obtained.

6. If I participate in the Option Exchange Program, how many stock options would I receive in a new stock option grant?

Eligible stock options would be surrendered in exchange for a lesser amount of new options with an exercise price equal to the share price on the date of the grant, based on a specified methodology for determining exchange ratios. Gogo would use an industry standard stock option valuation model (Black-Scholes) to determine the actual exchange ratios and to calculate the number of new stock options granted. The exchange ratios would be designed to ensure that outstanding underwater stock options having a similar range of values are treated in the same manner. The table below outlines the estimated range of Black-Scholes values and the associated expected exchange ratios for outstanding options assuming a stock price of $3.61, which was the closing stock price on February 28, 2020.

Gogo LLC

Stock Option Exchange Program — Frequently Asked Questions

March 13, 2020

Estimated Black-Scholes Value:	Expected Exchange Ratios (Eligible Option to Replacement Option):
$1.08 - $1.38	1.5:1
$0.36 - $0.77	3:1
$0.18 - $0.33	6.5:1
$0.03 - $0.06	35:1

The actual exchange ratios would be determined by the Compensation Committee shortly before the commencement of the Option Exchange Program.

7. What is the Black-Scholes model?

Black-Scholes is a pricing model used to determine the fair price or theoretical value of an option based on five variables: the strike price, the current stock price, the time remaining before the option expires, a risk-free interest rate and stock price volatility.

8. Can you provide me with an example of how the exchange ratios would work?

Although the exchange ratios cannot be determined at this time, below is a hypothetical example.

Assume the Option Exchange Program began on March 2, 2020, and the previous trading day close for Gogo’s stock was $3.61. Under these assumptions, stock options with an exercise price above $5.41 per share (150% x $3.61) that have an expiration date on or after September 1, 2020 would be eligible for the Option Exchange Program.

At the start of the Option Exchange Program, you held an option to purchase 6,225 shares with a grant date of February 2018 and an exercise price of $10.23 and an option to purchase 8,500 shares with a grant date of May 2015 and an exercise price of $21.45. Using the Black-Scholes valuation methodology, the estimated Black-Scholes value of the February 2018 option is $1.25 and the estimated Black-Scholes value of the May 2015 option is $0.55.

Gogo LLC

Stock Option Exchange Program — Frequently Asked Questions

March 13, 2020

Using the table shared previously, based on the results of the Black-Scholes valuation, the following exchange ratios would apply:

Estimated Black-Scholes Value:	Expected Exchange Ratios (Eligible Option to Replacement Option):
$1.08 - $1.38	1.5:1
$0.36 - $0.77	3:1
$0.18 - $0.33	6.5:1
$0.03 - $0.06	35:1

The election materials that you receive in connection with the Option Exchange Program will tell you which ratios apply to your option grants.

The following illustrates how the exchange ratios would apply in the hypothetical exchange of eligible stock options:

If You Held an Eligible Stock Option Grant for:	And that Grant had an Estimated Black- Scholes Value of:	Then the Exchange Ratio would be:	And the Number of New Stock Options Granted in the Exchange would be:
6,225 options	$1.25	1.5:1	4,150 options
8,500 options	$0.55	3:1	2,833 options

14,725 options			6,983 options

9. Why isn’t the exchange ratio 1-to-1 for all eligible stock options?

The new stock options are more valuable than the old stock options that would be exchanged in the Option Exchange Program; therefore, more underwater stock options would be required to equal the Black Scholes value of one new stock option.

10. What would my new exercise price be?

The new stock option grant would be granted with an exercise price equal to the closing price of Gogo’s common stock on the new stock option grant date, which will be on the closing date of the exchange period.

Gogo LLC

Stock Option Exchange Program — Frequently Asked Questions

March 13, 2020

11. My eligible stock options are already vested. Would my new stock options also be fully vested?

No. All new stock options granted in the Option Exchange Program will vest on December 31, 2022 subject to your continued employment through the vesting date.

12. What would be the vesting schedule for the new stock option grant?

The new stock option grant will vest on December 31, 2022 subject to your continued employment through the vesting date. Should you elect to participate in the Option Exchange Program, your previously granted stock options would be replaced with a new stock option grant that is subject to this new vesting schedule.

13. If I elect to participate, when would I receive my new stock option grant?

The new stock option grant date will be on the closing date of the exchange period. The new stock options would appear in your ETRADE account as soon as administratively feasible.

14. Do I have to participate in the Option Exchange Program?

Participation in the Option Exchange Program would be completely voluntary. If you choose not to participate, you would keep all of your currently outstanding stock options, including stock options eligible for the Option Exchange Program, and you would not receive a new stock option grant. No changes would be made to the terms of your current stock options if you decline to participate.

15. If I choose to participate in the Option Exchange Program, do I have to exchange all of my eligible stock option grants?

No. Under the Option Exchange Program, you would be able to exchange stock options on a grant-by-grant basis. This means that you may choose to exchange some eligible grants, and choose not to exchange others.

16. Can I exchange shares of Gogo common stock that I acquired upon exercise of my Gogo stock options?

No. This offer would only apply to outstanding Gogo stock options that are eligible under the Option Exchange Program. You would not be able to exchange shares of Gogo stock that you own outright.

17. Will I be required to give up all of my rights under the exchanged stock options?

Yes. If you elect to participate in the Option Exchange Program with respect to some or all of your eligible stock options, then on the closing date of the Option Exchange Program, the stock options you surrender in exchange for new stock options would be cancelled and you would no longer have any rights under those surrendered stock options.

Gogo LLC

Stock Option Exchange Program — Frequently Asked Questions

March 13, 2020

18. Will the terms and conditions of the new stock option grant be the same as the exchanged stock options?

No. The new stock option grants would be subject to the terms and conditions of the Amended and Restated 2016 Omnibus Incentive Plan and the option award agreement which will be provided through your ETRADE account. The new stock option grants would have a different exercise price and a different vesting schedule but would have a maximum term of ten (10) years.

19. What if I elect to participate and leave Gogo before the Option Exchange Program ends?

If you elected to participate in the Option Exchange Program and your employment ends for any reason before you receive a new stock option grant, your exchange election would be cancelled, and you would not receive a new stock option grant. If this occurs, no changes would be made to the terms of your current stock options and such options would be treated as if you had declined to participate in the Option Exchange Program.

20. What if I elect to participate and leave Gogo after the new stock options are granted?

The Amended and Restated Gogo Inc 2016 Omnibus Incentive Plan will govern any terms and conditions of the new option grants, including treatment on a termination of employment or change in control of Gogo.

21. Would I owe taxes if I participate in the program?

Generally, the exchange of eligible stock options should be treated as a non-taxable exchange and no income should be recognized upon the grant of the new stock options for U.S. federal income tax purposes. The tax consequences for participating international employees may differ from the U.S. federal income tax consequences and in some instances are not entirely certain. Gogo will provide additional information about taxes for international employees if the Option Exchange Program occurs. It is recommended that you consult your own accountant or financial advisor for additional information about your personal tax situation.

22. Will Gogo recommend that employees participate in the Option Exchange Program, if approved?

Due to SEC regulations, Gogo cannot advise you as to whether or not it will make sense for you to participate in the Option Exchange Program (if approved).

Gogo LLC

Stock Option Exchange Program — Frequently Asked Questions

March 13, 2020

23. Where can I get more information about the Option Exchange Program?

a. You can read our preliminary proxy statement that we expect to file with the SEC next week. Once filed, a copy of the preliminary proxy statement will be available at http://investor.gogoair.com or www.sec.gov. The definitive proxy statement will also be available at the websites above once filed with the SEC.

b. You can read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available. Copies of such documents can be accessed, when available, at http://investor.gogoair.com or www.sec.gov. This additional, more detailed information will be sent to eligible employees at the time the Option Exchange Program commences.

We have not commenced the Option Exchange Program to which this communication pertains and will not do so unless we receive the requisite stockholder approval at our 2020 Annual Meeting of Stockholders. Even if the requisite stockholder approval is obtained, we may still decide later not to implement the Option Exchange Program. Gogo will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program. Gogo stockholders and option holders will be able to obtain these written materials and other documents filed by Gogo with the SEC free of charge from the SEC’s website at www.sec.gov.

Important Legal Information

This communication does not constitute an offer to holders of the Gogo’s outstanding stock options to exchange those options. The Option Exchange Program will only be commenced, if at all, if Gogo’s stockholders first approve the Option Exchange Program.

The Option Exchange Program described in this communication has not yet commenced. Gogo will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) if and when the Option Exchange Program commences. Even if stockholder approval is obtained, Gogo may decide not to implement the Option Exchange Program. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

Gogo stockholders and option holders will be able to obtain the written materials described above and the other documents filed by Gogo with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Corporate Secretary, at 111 N. Canal St., Suite 1500, Chicago, IL 60606.